AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

06015230

3 July 2006

PROCESSING
JUL 17 2006
SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D. C. 20549

SUPPL

Dear Sirs

BEST AVAILABLE COPY

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 July 2006, Re : Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 7/18

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 03/07/2006 05:31:15 PM
Submitted by AMSTEEL on 03/07/2006 05:35:16 PM
Reference No AA-060703-44994

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("Amended PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcement dated 8 May 2006 made by Amsteel Corporation Berhad ("Amsteel" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to the Amended PN 17.

The Board of Directors of Amsteel hereby announce that the Company is considering options in formulating its plan to regularise its financial condition ("Regularisation Plan"). The Company will make the necessary announcement on the Regularisation Plan in accordance with the requirements of the Amended PN 17.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

03 JUL 2006